March 22, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2008

Schedule 14A

File No. 001-32244

Dear Mr. Rosenberg:

Pursuant to our conversations with the staff of the Division of Corporation Finance (the “Staff”) on March 17, 2010 and as supplemental to our letter dated March 11, 2010 in response to question # 4 contained in your letter (the "Comment Letter") dated December 7, 2009, regarding the above-referenced filing of Independence Holding Company ("IHC" or the “Company”); the Company hereby provides the following additional information with regards to its investment in AMIC at December 31, 2009:

At December 31, 2009, notwithstanding the 67% improvement in the quoted market price for AMIC shares, given the length of time and extent the market value of AMIC has been less than our carrying value, an other-than-temporary impairment (OTTI) charge will be taken for the difference between our carrying value and the current market value of AMIC.  Accordingly an OTTI charge of $16.8 million, net of $12.5 million of taxes will be recorded at December 31, 2009.

On March 5, 2010, IHC purchased sufficient shares of AMIC to increase its ownership to 50.02% of AMIC.  Accordingly, in the first quarter of 2010, IHC will account for its investment in AMIC under the guidance in Accounting Standards Codification Topic 805-10-25 (formerly FAS 141(R)) using the acquisition method of accounting.  This transaction will require that IHC (i) remeasure its previously held equity interest in AMIC at its acquisition-date fair value; and (ii) measure the excess of the acquisition-date amounts of AMIC’s identifiable assets acquired and liabilities assumed measured in accordance with Topic 805-10-25, over the aggregate of the fair value of all non-controlling interests in AMIC and the acquisition-date fair value of IHC’s previously held equity interest in AMIC.  Based on current facts and circumstances, preliminary discussions with both our independent valuation consultants and our auditing firm, this will likely result in a gain on a bargain purchase that will substantially, if not more than, offset any OTTI charge that will be recorded at December 31, 2009.  A full valuation of AMIC’s identifiable assets and liabilities will need to be completed to determine the ultimate amount of such gain on a bargain purchase. The above information will be disclosed in the footnotes to the financial statements and similar disclosure will be made in other appropriate parts of the Form 10k in a form as described below:

Draft Footnote Disclosure

Note 2.

American Independence Corp.

AMIC is an insurance holding company engaged in the insurance and reinsurance business as a result of its acquisition of First Standard Holdings Corp. ("FSHC") from the Company in November 2002. AMIC does business with the Insurance Group, including reinsurance treaties under which, in 2009, Standard Security Life and Madison National Life ceded to Independence American an average of 23% of their medical stop-loss business, 9% of a majority of their fully insured health business and 20% of their New York Statutory Disability Business.  IHC owned 49.7% of AMIC's outstanding common stock at December 31, 2009 and 2008, respectively, which was purchased in various transactions from 2002 through 2008. In January 2008, the Company purchased 165,656 shares of AMIC's common stock at $8.46 per share and recorded negative goodwill of $248,000. IHC accounts for its investment in AMIC under the equity method. At December 31, 2009, IHC's investment in AMIC had a total carrying value of $19,234,000 after recording an other-than-temporary impairment loss of $29,198,000 discussed below. At December 31, 2008, IHC’s investment in AMIC had a carrying value of $45,439,000, including goodwill of $4,222,000. This goodwill represents the excess of IHC's cost over the underlying equity in AMIC's net assets at the respective purchase dates.

For the years ended December 31, 2009, 2008 and 2007, IHC recorded $1,289,000, $480,000, and $546,000, respectively, of equity income from its investment in AMIC representing IHC's proportionate share of income based on its ownership interests during the respective years. AMIC paid no dividends on its common stock in 2009, 2008 and 2007.

The condensed balance sheets of AMIC at December 31, 2009 and 2008 are as follows:

	2009	2008
	(In thousands)

Investments, at fair value	$57,630	$52,847
Cash and restricted cash	9,594	11,381
Goodwill	23,561	23,561
Deferred tax asset, net	11,272	12,584
Other assets	32,325	30,252

Total assets	$134,382	$130,625

Insurance liabilities	$34,807	$39,740
Other liabilities	10,316	7,524

Total liabilities	45,123	47,264

AMIC shareholders' equity	88,973	82,932
Noncontrolling interests in subsidiaries	286	429

Total equity	89,259	83,361

Total liabilities and equity	$134,382	$130,625

AMIC's condensed operating results for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(In thousands)

Revenues	$104,247	$113,312	$119,096
Expenses	99,609	111,170	117,052

Income from continuing operations before
income taxes	4,638	2,142	2,044
Provision for income taxes	1,472	631	691

Income from continuing operations	3,166	1,511	1,353
Loss from discontinued operations	-	(75)	-

Net income	3,166	1,436	1,353
Net income attributable to non-
controlling interests	(554)	(471)	(215)

Net income attributable to AMIC	$2,612	$965	$1,138

Net income attributable to AMIC
per common share:

Basic	$.31	$.11	$.13
Diluted	$.31	$.11	$.13

IHC and its subsidiaries earned $1,083,000, $805,000 and $776,000 for the years ended December 31, 2009, 2008 and 2007, respectively, from service agreements with AMIC and its subsidiaries. These are reimbursements to IHC and its subsidiaries, at agreed upon rates including an overhead factor, for management services provided by IHC and its subsidiaries, including accounting, legal, marketing, compliance, underwriting and claims.

The Company ceded premiums to AMIC of $45,519,000, $57,031,000 and $68,143,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  Benefits to policyholders on business ceded to AMIC were $31,009,000 in 2009, $39,670,000 in 2008, and $50,128,000 in 2007.  Additionally, AMIC subsidiaries market, underwrite and provide administrative services (including premium collection, medical management and claims adjudication) for a substantial portion of the Medical Stop-Loss business written by the insurance subsidiaries of IHC. IHC recorded gross premiums of $62,259,000, $76,835,000 and $85,749,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and net commission expense of $2,567,000, $3,632,000 and $4,174,000 for the years ended December 31, 2009, 2008 and 2007, respectively, for these services. The Company also contracts for several types of insurance coverage (e.g. directors and officers and professional liability converge) jointly with AMIC. The cost of this coverage is allocated between the Company and AMIC according to the type of risk, and IHC’s portion is recorded in Selling, General and Administrative Expenses.

Included in the Company’s Consolidated Balance Sheets at December 31, 2009 and 2008, respectively, are the following balances arising from transactions in the normal course of business with AMIC and its subsidiaries: Due from reinsurers - $15,453,000 and $18,394,000; Other assets - $2,632,000 and $3,009,000; and Other liabilities - $480,000 and $404,000.

Other-Than-Temporary Impairment

The market value of the AMIC shares owned by IHC was approximately $19,234,000 at December 31, 2009 based on the closing market price of AMIC's common stock. Due to the length of time, and the magnitude of the amount by which the quoted market price of AMIC has been below IHC’s carrying value, the Company recorded an other-than-temporary impairment loss of $29,198,000 on its investment in AMIC, including goodwill, at December 31, 2009, which net of $12,446,000 of deferred taxes, reduced earnings by $16,752,000. As described below, this loss will likely be significantly, if not fully, offset by the anticipated gain on the bargain purchase transaction relating to the acquisition of AMIC common stock during the first quarter of 2010.

Subsequent Event

In March 2010, IHC acquired a controlling interest in AMIC as a result of the purchase of AMIC common stock in the open market. The principal reasons for acquiring control were; (i) the low market price of the AMIC stock; (ii) the improved financial presentation for IHC resulting from the consolidation of financial reporting; and (iii) a closer relationship that will create greater long-term value for both companies. The acquisition furthers IHC's goal of creating efficiencies by integrating the back office operations of our MGUs and marketing companies. Share purchases of 27,668 shares, or $141,000, through March 5, 2010 (the "acquisition date"), totaling 0.33% of voting equity interest, brought the total of AMIC shares owned by the Company to more than 50% of AMIC's outstanding common stock and as a result, IHC will consolidate AMIC in its reported financial results beginning with the first quarter of 2010. In the first quarter of 2010, it is anticipated that the acquisition will result in a gain on a bargain purchase that will significantly, if not fully, offset the other-than-temporary impairment loss recorded at December 31, 2009. IHC has engaged an independent valuation firm to fair value the identifiable assets of AMIC acquired and liabilities assumed. The acquisition date fair value of IHC's equity interest in AMIC immediately before the acquisition date was $22,013,000, based on the closing market price of AMIC's common stock. The ultimate net gain or loss on the bargain purchase transaction cannot be quantified at this time because: (i) the carrying value of IHC's investment in AMIC as of the acquisition date is currently unknown, and (ii) the independent valuation of the identifiable assets acquired and liabilities assumed in this transaction is not complete. Subsequent to the acquisition date, IHC has purchased an additional ____shares of AMIC common stock for a total consideration of $_____ through March 26, 2010.

*  *  *  *  *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission’s Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer